Davis Polk & Wardwell Hong Kong Solicitors The Hong Kong Club Building 3A Chater Road Hong Kong davispolk.com
Resident Hong Kong Partners
Karen Chan ** Yang Chu ** James C. Lin * Gerhard Radtke *	Martin Rogers ** Miranda So * James Wadham ** Xuelin Wang *
Hong Kong Solicitors * Also Admitted in New York ** Also Admitted in England and Wales

December 7, 2022

Re:	ZEEKR Intelligent Technology Holding Limited
Confidential Submission of Draft Registration Statement on Form F-1

Confidential

Draft Registration Statement

Securities and Exchange Commission

100 F Street, N.E. Washington, D.C. 20549

Dear Sir/Madam:

On behalf of ZEEKR Intelligent Technology Holding Limited (the “Company”), an exempted company with limited liability incorporated under the laws of the Cayman Islands, we are submitting the Company’s draft registration statement on Form F-1 (the “Draft Registration Statement”) relating to a proposed initial public offering in the United States by the Company of American Depositary Shares (“ADSs”) representing the Company’s ordinary shares, par value US$0.0002 per share. Subject to market conditions and the review of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), the Company expects to file a preliminary prospectus with a price range and commence the offering in the second quarter of 2023. The Company confirms that its securities have not been previously sold pursuant to an effective registration statement under the Securities Act of 1933, as amended.

The Company is an “emerging growth company,” as defined in Section 2(a) of the Securities Act of 1933, as amended. In accordance with the procedures of the Commission for emerging growth companies, the enclosed Draft Registration Statement is being submitted to the Staff in draft form and on a confidential basis. The Company confirms to the Staff that it will publicly file the Draft Registration Statement previously submitted on a confidential basis at least 15 days prior to any road show in connection with the proposed offering. A registration statement on Form F-6 relating to the ADSs will be filed with the Commission in due course.

The Company respectfully advises the Commission that it has included in this submission its audited combined and consolidated financial statements for the years ended December 31, 2020 and 2021 and its unaudited combined and consolidated financial statements for the nine months ended June 30, 2021 and 2022.

If you have any questions regarding this submission, please contact Ran Li at +86 10 8567-5013 (ran.li@davispolk.com). Thank you for your time and attention.

Yours sincerely,

By:	/s/ Ran Li
Ran Li

cc:	Mr. Conghui An, Chief Executive Officer
Mr. Jing Yuan, Chief Financial Officer
ZEEKR Intelligent Technology Holding Limited

Mr. Neo Lin, Partner
Deloitte Touche Tohmatsu Certified Public Accountants LLP